Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2018 and for the year then
ended

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs	New York	12866
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bertani 518-886-4309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Shelley Luks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Shelley Luks
Signature

Chief Financial Officer
Title

Lynn Shyptycki
Notary Public

Lynn Shyptycki
Notary Public - NYS
Saratoga Co. #01SH467591
Commission Expires 5/31 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Company") as of December 31, 2018, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2018

Assets	
Cash	$ 16,663,063
Commissions receivable	6,771,061
Due from affiliates	188,037
Prepaid expenses	855,909
Total assets	$ 24,478,070
Liabilities and partners' capital	
Other liabilities and accrued expenses	$ 94,466
Due to Parent	8,990,928
Income tax payable	1,217,064
Total liabilities	$ 10,302,458
Partners' capital	14,175,612
Total liabilities and partners' capital	$ 24,478,070

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2018

Revenue

Brokerage commissions	$	36,822,631

Operating expenses

Administrative charges - affiliates	23,214,043
Licenses	1,352,178
Professional fees	93,205
Total operating expenses	24,659,426
Pre-tax earnings	12,163,205
Provision for taxes	2,846,479
Net earnings	$ 9,316,726

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2018

	General Partner	Limited Partner	Total
Balance, December 31, 2017	$ 48,588	$ 4,810,298	$ 4,858,886
Net earnings	93,167	9,223,559	9,316,726
Balance, December 31, 2018	$ 141,755	$ 14,033,857	$ 14,175,612

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net earnings	$ 9,316,726
Changes in operating assets and liabilities	
Commissions receivable	(4,231,767)
Prepaid expenses	18,267
Other liabilities and accrued expenses	27,445
Due to Parent	6,611,311
Due from affiliates	60,767
Income tax payable	833,423
Net cash provided by operating activities	3,319,446
Cash flows from financing activities	
Contributions from Parent	3,000,000
Distributions to Parent	(3,000,000)
Net cash used for financing activities	-
Net increase in cash	12,636,172
Cash, beginning of year	4,026,891
Cash, end of year	$ 16,663,063

SUPPLEMENTAL DISCLOSURE
    Cash payments for income taxes, net of refunds, were $2,013,056.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2018

1. **Description of Business**

   Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

   GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership and is also an affiliate of the Partnership.

2. **Basis of Presentation and Significant Accounting Policies**

   These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

   Use of Estimates
   Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information, but actual results could be materially different.

   Cash
   Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC at these institutions were $16,163,063 at December 31, 2018.

   Revenue Recognition
   The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

   Recent Accounting Developments

   Revenue from Contracts with Customers (ASC 606)
   In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

   The Partnership adopted this ASU in January 2018 under a modified retrospective approach. The cumulative effect of adopting this ASU on January 1, 2018 was not material.

3. **Amended and Restated Limited Partnership Agreement**

   Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4.   **Related-Party Transactions**

The Partnership has significant transactions with affiliated companies. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-affiliated companies cannot be determined.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2018 amounted to $36,822,631.

The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $23,214,043, of which $8,539,438 related to commissions expense. At December 31, 2018, amounts due to Parent for such services amounted to $8,990,928.

5.   **Net Capital Requirements**

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

Effective July 1, 2003, the National Association of Securities Dealers (NASD) approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At December 31, 2018, the Partnership had net capital of $6,360,605, which was $5,673,774 in excess of its minimum required net capital of $686,831.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6.   **Income Taxes**

Provision for Income Taxes
The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties under operating expenses.

The table below presents the components of the provision for taxes.

Current taxes:		
U.S. Federal	$	2,480,821
State and local		365,658
Provision for taxes	$	2,846,479

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $19,416.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2018, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits
The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2018, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations
The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction. New York State and City examinations of 2011 through 2014 began in 2017.

IRS examinations of 2011 and 2012 began in 2013. Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2019. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and the 2013 through 2017 tax years remain subject to post-filing review.

7. **Subsequent Events**

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2019, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Net capital

Total partners' capital	$	14,175,612
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(7,815,007)
Net capital	$	6,360,605

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	10,302,458
Total aggregate indebtedness	$	10,302,458
Percentage of aggregate indebtedness to net capital		162%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	686,831
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	686,831
Excess net capital	$	5,673,774
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	5,330,359

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2018 filed on January 23, 2019.



Report of Independent Registered Public Accounting Firm

To the Management of Mercer Allied Company, L.P.:

We have reviewed Mercer Allied Company, L.P.'s (the "Partnership") assertions, included in the accompanying Mercer Allied Company, L.P.'s exemption report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(1), as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2019

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

MERCER ALLIED COMPANY, L.P.
A GOLDMAN SACHS COMPANY

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Shelley Luks
Senior Vice President, Chief Financial Officer, Treasurer

February 27, 2019

An Affiliate of The Ayco Company, L.P.
Ayco may provide tax advice to clients in accordance with its client agreement. Any advice contained in this communication, including attachments and enclosures, is intended for the sole use of the addressee and is limited to the facts and circumstances actually known to the author at the time of this writing. Certain tax matters may require you to consult with your tax counsel. You should consult with your tax preparer regarding implementation of tax advice.

Mailing Address/ PO Box 860, Saratoga Springs, NY 12866-0860   Street Address/ 321 Broadway, Saratoga Springs, NY 12866-4110
Telephone/ 518.886.4000   Fax/ 518.886.4444